AFLAC INCORPORATED
1932 Wynnton Road

Columbus, GA 31999

April 28, 2026

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Madeleine J. Mateo

Re:	Aflac Incorporated Registration Statement on Form S-3 File No. 333-295257

Dear Ms. Mateo:

Pursuant to Rule 461(a) under the Securities Act of 1933, we respectfully request that the effective date of the registrant's above-referenced Registration Statement on Form S-3 be accelerated by the Securities and Exchange Commission to 4:00 p.m. ET on May 1, 2026, or as soon as practicable thereafter, or at such other time as the registrant or its legal counsel may request by telephone to the staff of the Securities and Exchange Commission.

We request that we be notified of such effectiveness by a telephone call to Dwight S. Yoo of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2573 and that such effectiveness also be confirmed in writing.

Very truly yours,

AFLAC INCORPORATED

By:	/s/ Audrey Boone Tillman
Name:	Audrey Boone Tillman, Esq.
Title:	Executive Vice President & General Counsel

cc:	James Francis, Aflac Incorporated Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP